

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 9, 2009

via U.S. mail and facsimile

Dong Jinqing, CEO
China Industrial Waste Management, Inc.
No. 1 Huaihe West Road
E-T-D Zone, Dalian, China 116600

> **RE:** **China Industrial Waste Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 002-95836-NY**

Dear Mr. Dong:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Results of Operations, page 26

1. We note that the gross profit margins for the services you provide and for the
   products you sell varied significantly for each period presented in the 2008 Form 10-
   K and continued to significantly vary in the subsequent interim periods. In future
   filings, please provide investors with a description of the material factors that are
   impacting your gross profit margins at the service/product level. Refer to Item
   303(A)(3) of Regulation S-K for guidance.

Report of Independent Registered Public Accounting Firm

2. We note that your current auditors are located in Hollywood, Florida and your
   previous auditors are located in Salt Lake City, Utah. Given that it appears your
   principal assets and operations are in the People's Republic of China, please request
   both of your auditors to briefly tell us supplementally how the audit of your assets,
   liabilities, and operations was conducted. Your response should include a discussion
   of the following:
   - Whether another auditor was involved in the audit. If so, please tell the name of
     the firm and indicate whether they are registered with the US Public Company
     Accounting Oversight Board (PCAOB). Additionally, please tell us how your
     auditor assessed the qualifications of the other auditor and the other auditor's
     knowledge of US GAAP, US PCAOB Standards, and SEC Independence rules;
   - Whether your auditor performed all the required audit procedures within the U.S.
     or whether a portion of the audit was conducted by your auditor within China.
   Further guidance may be found in Section 5.K of "International Reporting and
   Disclosure Issues in the Division of Corporation Finance" on the Commission's
   website at:
   http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217.

3. Please amend your fiscal year 2008 Form 10-K to include the report of the
   independent registered public accounting firm for the audit of your fiscal year 2007
   financial statements. Refer to Rules 3-01 and 8-02 of Regulation S-X for guidance.

Consolidated Statements of Cash Flows, page F-6

4. We note that you have included the change in the government subsidy liability as a
   non-cash reconciling item to net income. We further note that the government
   subsidy is restricted in its use (i.e., exclusively for facility construction and equipment
   procurement). Please tell us how you are reflecting the corresponding cash receipt

from the government within total assets. In this regard, it does not appear that you have included the cash as restricted. Further, please also tell us how you determined that the change in the liability should be reflected as an operating cash flow rather than a financing cash flow. Refer to paragraphs 18-19 and 21-24 of SFAS 95 for guidance.

3. Summary of Significant Accounting Policies, page F-8

Intangible assets, page F-10

5. In future filings, please provide the disclosures required by paragraph 45 of SFAS 142 for your land usage right.

Income taxes, page F-10

6. In future filings, please include the disclosures required by paragraphs 43-48 of SFAS 109. If you do not believe the disclosures are required because there are no material differences between your US GAAP basis financial statements and your tax basis, please revise and clarify your disclosure to state this information. To the extent that there were permanent differences between your US GAAP basis financial statements and your tax basis, please disclose those permanent differences for each period presented.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

General

7. In future filings, please revise your consolidated financial statements to present non-controlling interests in accordance with the guidance in SFAS 160 and provide the additional requested footnote disclosures. Refer to paragraphs 25-31 and 38 of SFAS 160 for guidance.

Consolidated Statements of Cash Flows, page 3

8. Please provide us with a reconciliation of the loss on equity investment recognized as a non-cash reconciling item for net income to the losses recognized from your equity method investee in the Consolidated Statements of Operations and Comprehensive Income and the change in your investment line item in the Consolidated Balance Sheets.

15. Subsequent events, page 16

9. In future filings, please disclose the date through which subsequent events have been evaluated. Refer to paragraph 12 of SFAS 165 for guidance.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 21

10. In future filings, please provide a more comprehensive discussion regarding the collectability of your accounts receivable, as represents 19% of total current assets as of June 30, 2009. In this regard, we note that $878,098 of the $2,761,994 balance has been outstanding for over six months. Please explain what your normal collection period is and why you believe these amounts will be collected in full. Please also consider disclose the amount of accounts receivable that has subsequently been collected for each aging group disclosed in Note 4.

11. We note that your inventory balance has continued to increase even though sales have significantly declined. In future filings, please provide a discussion and analysis of the realizability of your inventory. For example, please consider disclosing the inventory turnover rates for each period presented and providing a discussion of the factors impacting material differences between reporting periods.

12. Given the significance of your capital expenditure projects to your liquidity, please include disclosures regarding the amount of funding you will need to complete your scheduled projects within the next 12 months along with how you intend to fund such projects.

Item 4T. Controls and Procedures, page 23

13. We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise your disclosure in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief